Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

March 31, 2015

Management’s Discussion and Analysis (MD&A)

The interim financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. The notes to the financial statements on pages 9 to 17 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the three months ended March 31, 2015.

Outstanding Units

There were 19,299,000 Units issued and outstanding at March 31, 2015 and December 31, 2014.

Financial Results – Changes in Net Assets

The net assets of the Trust are comprised of the fair value of the Trust’s total assets less the fair value of the Trust’s total liabilities. The term “net assets”, as used in this MD&A, has the same meaning as the term “total equity” as used in the Trust’s March 31, 2015 interim financial statements and notes thereto.

Net assets decreased by $9.7 million or 1.1% during the three months ended March 31, 2015. This decrease was attributable to the 1.0% decrease in the price of gold during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended
	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014
Change in unrealized appreciation of holdings	$(8.7)	$(12.2)	$(69.4)	$16.4
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(9.7)	$(12.9)	$(70.3)	$15.6
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(0.50)	$(0.67)	$(3.64)	$0.81

Total net assets	$845.6	$855.3	$868.2	$938.4
	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013
Change in unrealized appreciation of holdings	$63.6	$(88.1)	$94.8	$(286.3)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$62.7	$(88.9)	$93.9	$(287.2)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$3.25	$(4.61)	$4.87	$(14.88)

Total net assets	$922.9	$860.1	$949.0	$855.1

Financial Results – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

Net loss, inclusive of the change in unrealized appreciation of holdings, was $9.7 million ($0.50 per Unit) for the three months ended March 31, 2015 compared to net income of $62.7 million ($3.25 per Unit) for the comparable three-month period in 2014. Virtually all of the reported net income (loss) for both three-month periods was a result of the change in unrealized appreciation of holdings, which is not distributable income. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three-month period ended March 31, 2015 as compared to the same period in 2014. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three-month period ended March 31, 2015 was 0.11% compared to 0.09% for the three-month period in 2014. For the twelve-month period ended March 31, 2015 the expense ratio was 0.38% compared to 0.36% for the twelve-month period ended March 31, 2014. The increases in the expense ratios were a direct result of costs incurred for the Special Meeting to be held on May 1, 2015 (see Note 14 of the quarterly financial statements). If not for the expense of the Special Meeting, the expense ratio would have remained unchanged from last year for both the three and twelve-month periods.

Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses. The ability of GoldTrust to have sufficient cash to pay its expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the three months ended March 31, 2015, GoldTrust’s cash and cash equivalents decreased by $1.4 million to $9.6 million. This decrease was a result of the amounts used to pay the expenses of the Trust. The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 9 of the quarterly financial statements.

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This MD&A is dated April 23, 2015. Additional information relating to the Trust, including Annual Information Forms, Notices of Annual or Annual and Special Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.